UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at June 12, 2008

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: June 16, 2008

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

PRO FORMA FINANCIAL EFFECT OF PROPOSED ACQUISITION
BY ANOORAQ OF CONTROLLING INTERESTS IN LEBOWA & 50:50 JVS WITH ANGLO PLATINUM

June 12, 2008 Vancouver, BC - Anooraq Resources Corporation (TSXV: ARQ; AMEX: ANO; JSE: ARQ) ("Anooraq" or the "Company") announces an update to the joint announcement by Anooraq and Anglo Platinum Limited ("Anglo Platinum") (together the "Parties") released on 4 September 2007, which provided details of the Transaction Framework Agreement entered into between the Parties, and to Anooraq's news release of 14 April 2008, which provided particulars of the definitive agreements concluded with Anglo Platinum in respect of the proposed acquisition of an effective 51% interest in Lebowa Platinum Mines ("Lebowa"), together with an additional 1% controlling interest in the Parties' current joint venture projects (the "Lebowa Transaction"). Lebowa is an operating platinum group metals ("PGM") mine and the current joint venture projects are the Ga-Phasha PGM Project ("Ga-Phasha"), Boikgantsho PGM Project ("Boikgantsho") and Kwanda PGM Project ("Kwanda").

Lebowa, Ga-Phasha, Boikgantsho and Kwanda will be held through Richtrau No. 179 (Pty) Limited ("Holdco"), a new company which is to be renamed Bokoni Platinum Holdings (Pty) Limited after the completion of the Lebowa Transaction and which will itself be held as to 51% by Plateau Resources (Pty) Limited (Plateau) (a wholly owned subsidiary of Anooraq) and 49% by Rustenburg Platinum Mines Limited (RPM) (a wholly owned subsidiary of Anglo Platinum.)

The acquisition price for the Lebowa Transaction is R 3.6 billion, payable in cash. Anooraq intends to fund the purchase price, together with other funding requirements related to the Lebowa Transaction, through a combination of debt and equity. In this regard:

•         Anooraq has executed a binding, credit approved term sheet with Standard Chartered Bank to provide the Company with sole underwritten debt finance of up to R 1.7 billion (the Debt Finance Facility). Details of the Debt Finance Facility were set out in a Company news release dated 20 May 2008;

•         the exercise of the 167 million common share purchase warrants issued to the Pelawan Trust in December 2007 (he Pelawan Warrants) will provide in aggregate a further amount of R 1.586 billion. Details of the exercise of the Pelawan Warrants were set out in a Company news release dated 14 December 2007. (As set out in the news release of 20 May 2008, Pelawan has executed a credit approved term sheet with Standard Chartered Bank to provide Pelawan with sole underwritten acquisition debt finance of up to R 700 million. Pelawan has advised that it will apply these funds towards refinancing its existing bridge loan facility with Rand Merchant Bank.);

•        it is expected that the balance of the financing required will be raised through the issue of Anooraq common shares which will include issues to:

° the Bokoni Platinum Mine ESOP Trust (the share ownership trust established for the benefit of employees of Lebowa and to which Anglo Platinum will contribute an amount of approximately R 112 million for purposes of subscription for Anooraq common shares); and
° the Anooraq Community Participation Trust (the share ownership trust established for the benefit of the communities interested in or affected by Anooraq's operations and to which Anglo Platinum will contribute an amount of approximately R 83 million for purposes of subscription for Anooraq common shares).

Certain amendments (the "Amendments") are also being proposed to the current arrangements between the Company and Pelawan. The Amendments are required in order to harmonize the restrictions in the various agreements between Pelawan and Anooraq with those in the shareholders' agreement entered into between Plateau, RPM and Holdco and to allow for the completion and implementation of the Lebowa Transaction. The JSE Limited (;the JSE;) considers the Amendments to comprise a related party transaction, due to the controlling interest held by the Pelawan Trust in Anooraq, but to have no calculable financial effects.

Conditions precedent

The Lebowa Transaction is still subject to a number of conditions precedent, including:
°         completion of a due diligence investigation by Anglo Platinum, which investigation has already been substantially progressed;
°         the completion of the debt and equity capital raising processes by Anooraq in order to fund the full purchase consideration for the Lebowa Transaction;
°         Anooraq shareholder approval of all resolutions necessary to implement the Lebowa Transaction, including approval of the Amendments;
°         approval by the South African Competition Commission;
°         consent by the United Kingdom Treasury for Anglo Platinum to undertake the Lebowa Transaction;
°         approval of certain transfers of mineral title relating to Ga-Phasha, Boikgantsho and Kwanda by the South African Department of Minerals and Energy; and
°         other regulatory approvals including, to the extent necessary, those of the South African Reserve Bank, the JSE, the TSX Venture Exchange and the American Stock Exchange.

The Parties expect the Lebowa Transaction to close as soon as practicable following the satisfaction or waiver of all conditions precedent.

Pro forma financial effects of the Lebowa Transaction

The pro forma financial effects of the Lebowa Transaction, which are presented below in compliance with the JSE Limited Listings Requirements, are the responsibility of the board of Anooraq and are presented for illustrative purposes only to provide information on how the Lebowa Transaction might have impacted on the reported financial information of the Company if it had been implemented in the three months ended 31 March 2008. Because of their nature, the pro forma financial effects may not give a fair indication of the Company's financial position at 31 March 2008 or its future earnings.

The assumptions set out below do not comprise forward looking information and should not be take as projections or forecasts and are merely disclosed as required by the Johannesburg Stock Exchange.

These pro forma financial effects have been prepared in accordance with Canadian Generally Accepted Accounting Practice.

	Before the Lebowa Transaction (1)	After the Lebowa Transaction(2)	% change

(Loss)/Earnings per Anooraq common share for the 3 months ended 31 March 2008 (cents)	C$ (0.006)	C$ 0.027	n/a

Headline (loss)/ earnings per Anooraq common share for the 3 months ended 31 March 2008 (cents)	C$ (0.011)	C$ 0.026	n/a
Net asset value per Anooraq common share at 31 March 2008 (cents)	C$ 0.020	C$ 0.773	3 741

Net tangible asset value per Anooraq common share at 31 March 2008 (cents)	C$ 0.016	C$ 0.586	3 495
Weighted average number of Anooraq common shares in issue for the period	185, 217, 912	379, 879, 829	105.6

Number of Anooraq common shares in issue at the end of the period	185, 230, 007	379, 891, 924	105.6

Notes:
1. The figures in this column are extracted from the unaudited financial results of the Company for the 3 months ended 31 March 2008 as released on SENS on 16 May 2008.

2. The figures in this column reflect the implementation of the Lebowa Transaction and are based on:
a. the unaudited financial results of the Company for the 3 months ended 31 March 2008 as set out in the previous column; and
b. the unaudited financial results of Richtrau No. 177 (Pty) Limited ("New Opco"), the entity which acquired the business and operations of Lebowa with effect from 1 January 2008, for the 3 months ended 31 March 2008.

3. For purposes of the (loss)/earnings and headline (loss)/earnings per Anooraq common share, an average CAD$/R exchange rate for the three months ended 31 March 2008 of 0.1334 was used and it was assumed that:
a. the Lebowa Transaction had been in effect for the 3 months ended 31 March 2008;
b. the purchase consideration of R 3.6 billion was funded through:
•          the exercise of the Pelawan Warrants at a price of CAD$ 1.35 per common share which amounts to CAD$ 225 million (approximately R 1.586 billion);
•          the Debt Finance Facility in an amount of R 1.5 billion; and
•          the issue of approximately 18 million common shares at a price of C$ 4.17 per common share (being the volume weighted average traded price of Anooraq common shares for the 30 days ended 31 December 2007) for an amount of CAD$ 75 million (approximately R 594.7 million). This includes the issues of approximately 3.5 million common shares to the Bokoni Platinum Mine ESOP Trust and 2.6 million common shares to the Anooraq Community Participation Trust ;
c. an additional amount of approximately R 319.27 million was raised through the issue of a further 9.6 million common shares which was used to:
•          settle the loan to Anooraq from Anglo Platinum of R 70.5 million;
•          settle costs associated with the Lebowa Transaction which were assumed to amount to CAD$ 15.5 million (approximately R 116 million)(which amount was capitalised to the mineral property rights); and
•        provide working capital; and
d. no repayments of the Debt Finance Facility were made during the period.

4. For purposes of net asset value and net tangible asset value per common share, it was assumed that the Lebowa Transaction had been implemented on 31 March 2008. The CAD$/R exchange rate at 31 March 2008 of 0.1262 was applied. It was assumed that the funding was undertaken on the same basis as set out in note 3 above.

For and on behalf of the Board
Tumelo Motsisi
Acting President and CEO

For further information please contact:

Anooraq (South Africa)                     +27 11 883 0831
Joel Kesler, Head of Business Development

Anooraq (North America)
Investor Relations                              +1 604 684 6365
Toll free                                            +1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
No regulatory authority has either approved or disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.